Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BIOXCEL THERAPEUTICS, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

BioXcel Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY THAT:

1.             The Board of Directors (the “Board”) of the Corporation duly adopted resolutions by unanimous written consent in accordance with Section 141(f) of the General Corporation Law of the State of Delaware setting forth an amendment to the Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), and declaring such amendment to be advisable.  The resolution setting forth such amendment is as follows:

RESOLVED, that the Certificate of Incorporation be amended by amending and restating the first sentence of Article FOURTH of the Certificate of Incorporation in its entirety to read as follows:

“The total number of shares of capital stock that the Corporation shall have authority to issue is 110,000,000 shares, consisting of 100,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).”

2.             The stockholders of the Corporation duly adopted such amendment at an annual meeting of stockholders held on June 11, 2021 in accordance with Section 242 of the General Corporation Law of the State of Delaware.

3.             Such amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this 14th day of June, 2021.

BIOXCEL THERAPEUTICS, INC.

By:	/s/ Richard Steinhart
Name: Richard Steinhart
Title: Chief Financial Officer